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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                     BERINGER WINE ESTATES HOLDINGS, INC.
                           (Name of Subject Company)

                     BERINGER WINE ESTATES HOLDINGS, INC.
                     (Name of Person(s) Filing Statement)

                Class A Common Stock, Par Value $.01 per Share
                Class B Common Stock, Par Value $.01 per Share
                        (Title of Class of Securities)

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                                Not Applicable
                                   084102102
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Douglas W. Roberts
                 Vice President, General Counsel and Secretary
                     Beringer Wine Estates Holdings, Inc.
                               610 Airpark Road
                                Napa, CA 94558
                                (707) 259-4500

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communication on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copy to:

                             Gregg F. Vignos, Esq.
                         Pillsbury Madison & Sutro LLP
                               50 Fremont Street
                            San Francisco, CA 94105
                                (415) 983-1000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  (a) Name and Address. The name of the subject Company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Beringer Wine Estates Holdings, Inc., a corporation formed under the laws of the State of Delaware (the "Company"). The address of the principal executive offices of the Company is 610 Airpark Road, Napa, California 94558. The telephone number of the principal executive offices of the Company is (707) 259-4500.

  (b) Securities. The titles of the classes of securities to which this Statement relates are the Class A common stock, par value $.01 per share, of the Company (the "Class A Common Stock") and the Class B common stock, par value $.01 per share, of the Company (the "Class B Common Stock," and together with the Class A Common Stock, the "Shares"). As of August 28, 2000, there were 1,337,962 shares of Class A Common Stock and 18,439,214 shares of Class B Common Stock outstanding, and 1,854,238 shares of Class B Common Stock issuable upon exercise of outstanding employee stock options.

Item 2. Identity and Background of Filing Person.

  (a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above.

  (b) Tender Offer. This Statement relates to the tender offer by Bordeaux Acquisition Corp., a corporation formed under the laws of the State of Delaware ("Purchaser") and an indirect wholly-owned subsidiary of Foster's Brewing Group Limited, a corporation formed under the laws of the State of South Australia, Commonwealth of Australia ("Foster's"), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Foster's (the "Schedule TO") with the United States Securities and Exchange Commission (the "Commission") on September 1, 2000, to purchase all the outstanding Shares at a purchase price of $55.75 per share, net to the seller in cash, without interest, prorated for fractional Shares (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer").

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated August 28, 2000, among Foster's, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and an indirect wholly-owned subsidiary of Foster's.

  In the Merger, each of the Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or owned by Foster's, Purchaser or any other subsidiary of Foster's or the Company, which shall be canceled, and other than the Shares, if any, held by stockholders who have properly demanded and perfected their appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares be converted into the right to receive $55.75 per share (or any higher price paid per share in the Offer), net to the record holder thereof, in cash, without interest, upon surrender of the certificate formerly representing such Shares, less any required withholding taxes. The Merger Agreement is more fully described in Section 12 of the Offer to Purchase which is incorporated herein by reference.

  Certain holders of the Shares (including TPG Partners, L.P., TPG Parallel I, L.P., TPG GenPar, L.P., and Wine Partners, L.P., each of which are affiliates of the Texas Pacific Group, and certain of the directors and officers of the Company) who together hold approximately 55% of the Shares on a fully diluted basis as of August 22, 2000 (the "Selling Stockholders") have entered into a Tender, Voting and Option Agreement dated as of August 28,

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2000 (the "Tender Agreement") with Foster's and Purchaser pursuant to which the Selling Stockholders have, among other things, agreed to tender in the Offer such Shares beneficially owned by them and vote their Shares in favor of the Merger and the Merger Agreement.

  Copies of the Merger Agreement and the Tender Agreement (collectively, the "Transaction Agreements") are filed herewith as Exhibits (e)(1) and (e)(2), respectively, and are incorporated herein by reference. A copy of the press release issued by the Company on August 28, 2000 is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.

  As set forth in the Schedule TO, the address of the principal executive offices of Foster's and the Purchaser are located at 77 Southbank Boulevard, Southbank, Victoria, Australia 3006.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Certain contacts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company or the Company's executive officers, directors or affiliates, or (2) Foster's, the Purchaser, or their respective executive officers, directors or affiliates.

  The Transaction Agreements. The summaries of the Transaction Agreements and the description of the conditions of the Offer contained in Sections 12 and 14, respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summaries and description are qualified in their entirety by reference to the Transaction Agreements, which are incorporated herein by reference.

  Fee Agreement with TPG GenPar, L.P. Pursuant to a letter agreement, dated August 28, 2000 (the "Fee Agreement"), between TPG GenPar, L.P. ("TPG GenPar") and the Company, the Company agreed to pay to TPG GenPar a fee of $4,000,000 (the "Transaction Fee") in the event that (i) the Effective Time occurs or
(ii) any termination fee becomes payable by the Company pursuant to the Merger Agreement. The Transaction Fee is to be paid in consideration of the investment banking and financial advisory services provided by TPG GenPar to the Company in connection with Foster's proposed acquisition of the Company. TPG GenPar is an affiliate of the Texas Pacific Group and certain of the Selling Stockholders.

  The Transaction Fee is payable in cash on the first business day following August 28, 2003. However, the Fee Agreement provides that in lieu of making a cash payment the Company can satisfy its obligation to pay the Transaction Fee by granting TPG GenPar an option (the "Property Option") to purchase certain real properties (the "Properties") that are owned by the Company and its subsidiaries, or which the Company currently has an option to acquire. The exercise price of the Property Option would be the book value of the Properties as of August 28, 2000. The Properties consist of a manor house and surrounding land in California and a villa and surrounding land in Italy. The Fee Agreement also provides that the Property Option will contain certain other terms to be agreed upon, including (i) a right of first offer in favor of the Company should TPG GenPar dispose of the Properties in the future (if requested by the Company), (ii) rights of the Company to certain continued use of the Properties, and (iii) rights of the Company to use certain intellectual property related to the Properties. The Property Option may be granted by the Company in satisfaction of its obligation to pay the Transaction Fee only if the terms of the Property Option are agreed to by the Company and TPG GenPar. TPG GenPar and the Company have agreed to use their reasonable best efforts to negotiate the terms of the Property Option.

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  Under the Fee Agreement, the Company has agreed to indemnify TPG GenPar against certain liabilities in connection with any action, suit or proceeding brought by or on behalf of any stockholder of the Company with respect to the Fee Agreement or the Property Option.

  The Fee Agreement was approved unanimously by those directors of the Company who are not affiliated with the Texas Pacific Group (Walter T. Klenz, Richard
L. Adams, Randy Christofferson, Timm F. Crull, William A. Franke, E. Michael Moone, and Jesse Rogers). In approving the Fee Agreement, those directors took into account the benefits received by the Company and its stockholders (other than those stockholders affiliated with the Texas Pacific Group) from the Offer and the Merger and the investment banking and advisory services provided by TPG GenPar in connection with the structuring and negotiation of the transaction agreements (including assistance in negotiating the provisions permitting the Company Board to terminate the Merger Agreement under certain circumstances where a superior proposal has been received from a third party).

  Employment Agreements. The Company does not presently have employment agreements with any of its executive officers. The Company is, however, a party to severance agreements with each of Ben Lawrence and Lloyd P. Chasey. See "Severance Agreements" in the Information Statement attached as Annex B to this Statement.

  At Foster's request, nine of Beringer's executive officers (Walter T. Klenz, Edward B. Sbragia, Peter F. Scott, Robert E. Steinhauer, James W. Watkins, Thomas W. Peterson, Douglas W. Roberts, Ben Lawrence and Lloyd P. Chasey) have agreed to enter into employment agreements with Beringer following the completion of the merger. Each of the proposed employment agreements provides for an employment term of three years, which will automatically renew for an additional one-year period on each anniversary date of the agreement unless either the Company or the covered executive gives notice that it or he does not desire to extend the term of the agreement.

  The proposed form of employment agreement provides for an annual base salary equal to the covered executive's current base salary (subject to review at least annually), continued participation in the Company's current short-term bonus plan and other employee benefits consistent with those currently provided to the covered executive by the Company (other than stock options and other stock-based compensation). Foster's has also agreed to implement a long-term incentive plan for the covered executives providing incentives comparable to the Company's existing stock-based long-term incentive program.

  The proposed form of employment agreement provides that if the employment of the covered executive is terminated by the Company other than for "cause" or by the covered executive for "good reason" (as those terms are defined in the proposed agreement), the covered executive will be entitled to receive a lump-sum severance payment equal to either one or two years of annual base salary (two years for Messrs. Klenz, Sbragia, Scott, Steinhauer and Watkins, and one year for each of the other covered executives), plus an amount equal to 100% of the covered executive's target bonus under the Company's then existing short and long-term incentive plans.

  The foregoing summary of the proposed employment agreements does not purport to be complete and is qualified in its entirety by the complete text of the proposed form of employment agreement, which is filed as Exhibit (e)(4) to this Statement and incorporated herein by this reference.

  EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS; CERTAIN OTHER ARRANGEMENTS.

  Stock Options. The Merger Agreement provides that the Company shall take all actions necessary to provide that each of the Options (as defined below) outstanding immediately prior to the Merger granted under any of the Company's Option Plans (as defined below) will be canceled by the Company as of the Effective Time, with the holder thereof becoming entitled to receive an amount in cash equal to (i) the excess, if any, of

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(A) $55.75 over (B) the exercise price per share of Class B Common Stock subject to such Options, multiplied by (ii) the number of shares of Class B Common Stock for which such Options shall not theretofore have been exercised. However, all amounts payable as set forth above with respect to Options will be subject to any required withholding of taxes or proof of eligibility of exemption therefrom and to receipt of the written consent of the holder thereof and shall be paid at or as soon as practicable following the Merger, without interest. Under the Merger Agreement the Company also agreed to take all actions necessary to provide that on and after the date of the Merger Agreement, (i) no shares of Class B Common Stock shall be purchased under any Option Plan that is an "employee stock purchase plan," as defined in Section 423(b) of the Internal Revenue Code of 1986, as amended, from and after the date of the Merger Agreement and (ii) any amounts previously contributed by employees (through payroll deduction or otherwise) for the purpose of purchasing shares of Class B Common Stock under any such Option Plan (for which the shares of Class B Common Stock have not been purchased as of the date of the Merger Agreement) will be returned to such employees prior to the Effective Time.

  "Options" means any option to purchase Shares granted under any of the Option Plans. "Option Plans" means the Company's 1996 Stock Option Plan and 1998 Stock Option Plan, all separate stock option agreements under which options were issued since January 1, 1999 and the provisions of the employment agreements for officers that include certain terms of options granted under the Company's 1996 Stock Option Plan and 1998 Stock Option Plan.

  Benefit Plans. The Merger Agreement provides that at the Effective Time the Surviving Corporation will continue as the plan sponsor of each Employee Plan (as defined in the Merger Agreement). In addition, for at least one year following the Effective Time, the Surviving Corporation, except as set forth above, shall provide employee benefits to employees of the Company and its subsidiaries that, in the aggregate, are substantially comparable to the employee benefits provided immediately prior to the date of the Merger Agreement (other than equity or equity-based programs).

  Employment/Severance Agreements. The purchase of Shares pursuant to the Offer will constitute a "change of control" under the terms of the Company's 1996 Stock Option Plan and the Company's 1998 Stock Option Plan and the terms of Options granted thereunder under separate option agreements. All Options granted thereunder will vest upon the "change of control." Similarly, the Company's matching contribution to the Retirement Savings Plan (as defined in the Merger Agreement) will vest upon the "change of control."

  Indemnification and Insurance. The Merger Agreement provides (i) for the indemnification of the Company's directors and officers in certain circumstances, including with respect to the Merger Agreement and the transactions contemplated thereby, (ii) that the existing indemnification obligations of the Company in favor of its directors and officers contained in its certificate of incorporation and bylaws will remain in place for a period of six years after the Effective Time, and (iii) that director and officer indemnity insurance coverage will be maintained for the Company's directors and officers for a period of six years after the Effective Time. A more detailed summary of these provisions in the Merger Agreement is contained in
Section 12 of the Offer to Purchase (which is attached as Exhibit (a)(1) to the Schedule TO and is incorporated herein by reference).

  The Company Board of Directors. The Merger Agreement provides that, if requested by Foster's, following (a) the purchase by Purchaser of any Shares pursuant to the Offer and thereafter (b) the purchase of Shares pursuant to the Tender Agreement, and from time to time thereafter as Shares are acquired by Purchaser, Foster's shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") as will give Foster's, subject to the compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Foster's or any affiliate of Foster's (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding. At such times, if requested by Foster's, the Company will also cause each committee of the Company Board to include persons designated by Foster's

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constituting the same percentage of each such committee as Foster's designees are of the Company Board. The Company shall, upon request by Foster's, promptly increase the size of the Company Board or use its best efforts to secure the resignations of such number of directors as is necessary to enable Foster's designees to be elected to the Company Board and shall cause Foster's designees to be so elected. However, even if the Foster's designees are appointed or elected to the Company Board, until the Effective Time, the Company Board shall include at least three directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the Federal securities laws) of Foster's (the "Independent Directors").

  Prior to the Effective Time the affirmative vote of a majority of the Independent Directors is necessary to do the following under the Merger Agreement (i) amend or terminate such agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies thereunder, (iii) extend the time for performance by Foster's, (iv) take any other action by the Company required to be taken by the Company Board, or (v) enforce any rights or remedies of the Company thereunder.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board of Directors. At a meeting held on August 28, 2000, the members of the Company Board present at such meeting unanimously (with one director absent) and duly (i) determined that each of the transactions contemplated by the Merger Agreement, including the Offer, and the Merger is advisable, fair to, and in the best interests of, the Company's stockholders, (ii) approved and adopted the Merger Agreement and approved the Tender Agreement and the transactions contemplated by the Merger Agreement and the Tender Agreement, including the Offer and the Merger, (iii) determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the transactions contemplated thereby, and (iv) resolved that the Merger Agreement and Tender Agreement and the transactions contemplated thereby were exempted from the provisions of Section 203 of the DGCL (assuming that Foster's and Purchaser were not "interested stockholders," as such term is defined in
Section 203 of the DGCL).

  (b) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

  Because of competitive pressures in the wine industry and the potential cost-saving and revenue-enhancing effects of a business combination with other industry participants, the Company Board and the Texas Pacific Group had been considering possible strategic alternatives for the Company, including potential business combination transactions, during the course of 1999 and 2000.

  In July 1999, the Company retained Goldman, Sachs & Co. to act as its financial adviser in connection with exploring certain strategic alternatives.

  During August 1999, representatives of the Company engaged in preliminary discussions regarding a potential business combination transaction with a major participant in the wine industry (the "First Potential Partner"). The Company and the First Potential Partner executed a customary confidentiality agreement shortly thereafter.

  On August 18, 1999, the Company's management reported to the Company Board regarding the progress of its exploration of potential strategic alternatives, and the Company Board directed management to continue its activities in this regard.

  On September 16, 1999, at the request of Ted Kunkel, President and Chief Executive Officer of Foster's, James Coulter, a principal of Texas Pacific Group and a member of the Company Board, met with Mr. Kunkel to discuss possible strategic transactions between Foster's and the Company. Mr. Kunkel informed Mr. Coulter that Foster's was interested in expanding its wine operations and wished to explore the possibility of acquiring or merging with the Company. Mr. Coulter informed Mr. Kunkel that although the Company was not for sale, he would discuss these possibilities with the other members of the Company Board.

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  In October 1999, representatives of the Company and the First Potential
Partner continued their discussions, during which the First Potential Partner indicated that it might be prepared to acquire the Company for a combination of stock and cash that, at then prevailing market prices, would have been worth approximately $55.00 per Share.

  On November 4, 1999, a meeting of the Company Board was held during which representatives of Goldman, Sachs & Co. and management of the Company reviewed the discussions that had been held with the First Potential Partner. Because of, among other things, the form of the proposed transaction with the First Potential Partner and in light of other potential strategic alternatives, the Company Board determined not to pursue further discussions with the First Potential Partner at that time.

  Meetings were held on December 2 and 3, 1999, between Mr. Kunkel, Terry Davis, Managing Director of Mildara Blass Limited, Ian Frasier Smith, Vice President--Strategy of Foster's, and Walter Klenz, the Company's Chairman and Chief Executive Officer, Peter Scott, the Company's Executive Vice President and Chief Financial and Administrative Officer, William Price, a principal of Texas Pacific Group and a member of the Company Board, and Mr. Coulter. At this meeting, the parties discussed the operations and strategies of Foster's and the Company and a range of various alternatives, including the possibility of a strategic alliance with Foster's or a merger in which the Company's shares would be exchanged for stock of Foster's or a subsidiary of Foster's. No conclusions were reached at this meeting. Following this meeting, Foster's and the Company signed a customary confidentiality agreement.

  During the period between the December meetings and July 2000, representatives of Foster's and the Company continued to discuss various structures for potential strategic transactions between the two companies.

  In late January 2000, Mr. Klenz met with representatives of another major participant in the wine industry (the "Second Potential Partner") to discuss a potential stock-for-stock merger of the Company and the Second Potential Partner.

  From February 2000 through May 2000, Mr. Klenz, representatives of the Texas Pacific Group and members of the Company Board held discussions with the chief executive officer and representatives of the Second Potential Partner to further discuss the possibility of a stock-for-stock merger of the Company and the Second Potential Partner. The parties discussed the business and prospects of each company and the potential combined company as well as corporate governance issues. In April 2000, the Company and the Second Potential Partner executed a customary confidentiality agreement.

  On May 18, 2000, the Company's management reported to the Company Board regarding the progress of its exploration of potential strategic alternatives, and the Company Board directed management to continue its activities in this regard.

  On July 6, 2000, at the request of Mr. Kunkel, representatives of Foster's and the Company renewed their preliminary discussions at a meeting held in San Francisco, California. In attendance at that meeting were David Bonderman, a principal of the Texas Pacific Group and a member of the Company Board, Peter Bobeff, Senior Vice President--Commercial Affairs of Foster's, and Messrs. Coulter, Klenz and Davis. Mr. Kunkel informed the Company and the Texas Pacific Group that, subject to completion of its due diligence review of the Company's operations and financial condition and conditioned on the retention of the Company's senior management, Foster's was prepared to consider a cash offer in the range of $52.00 per Share for the Company. Mr. Kunkel indicated that Foster's might increase its offer if the acquisition were for a combination of cash and Foster's shares but that Foster's would not participate in an auction process. Mr. Bonderman responded that the Texas Pacific Group did not view the mix of Foster's stock and cash as favorable and that the Texas Pacific Group would not consider supporting any Foster's offer to acquire the Company unless it offered cash in the range of $55.00 to $58.00 per Share. At the conclusion of the meeting, the parties agreed that there was sufficient mutual interest to warrant further discussions regarding a possible sale of the Company.

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  On July 19, 2000, Mr. Davis met with Mr. Klenz and Mr. Scott to further discuss the Company's operations and financial performance. At these meetings, the Company provided Foster's with its internal estimates of the Company's future financial performance for its fiscal years ended June 30, 2000, 2001, 2002 and 2003.

  During the month of August 2000, Foster's and its financial, legal and accounting advisers conducted a due diligence review of the Company, including meetings with the Company's management.

  During early to mid-August, 2000 the representatives of the Company and the Texas Pacific Group continued to meet with representatives of the Second Potential Partner to further discuss issues related to a possible stock-for-stock merger between the Company and the Second Potential Partner, including valuation and operating issues.

  On August 14, 2000, Messrs. Kunkel, Bobeff, Davis, Bonderman, Coulter, Klenz, and Price met again. At that meeting, the representatives of Foster's stated that they were prepared to recommend to Foster's Board that Foster's offer $55.00 per Share in cash provided that Texas Pacific Group irrevocably committed to the transaction and that the transaction terms would otherwise give Foster's certainty that the transaction would be completed. The Company representatives indicated that they would communicate Foster's proposal to the Company Board the following day.

  On August 15, 2000, the Company Board held a meeting in which members of Goldman, Sachs & Co. and Pillsbury Madison & Sutro LLP, the Company's outside legal counsel, participated to review the status of the Company's strategic initiatives. At that meeting, Pillsbury Madison & Sutro LLP advised the members of the Company Board of their fiduciary duties in connection with potential business combination transactions. Members of senior management and representatives of Goldman, Sachs & Co. discussed with the Company Board the terms of the proposed Foster's transaction and reviewed the discussions that had been held with the First Potential Partner and the Second Potential Partner. It was noted that because of the decline in its stock price, the acquisition of the Company by the First Potential Partner for a combination of stock and cash proposed in 1999 would currently be worth significantly less than the price proposed by Foster's and that in a recent attempt to revive discussions with the First Potential Partner representatives of the Company were informed that the First Potential Partner would not be able to make a proposal that was as favorable to the Company with respect to price and other terms as the proposal made by Foster's. It also was noted that significant issues existed regarding a transaction with the Second Potential Partner, including capital markets, valuation and operating issues. Therefore, the proposed stock-for-stock merger with the Second Potential Partner likely would not provide value to the holders of Shares equivalent to the price proposed by Foster's. The Company Board also discussed the merits of remaining independent. Following this discussion, the Company Board authorized management to continue to pursue discussions of a possible transaction with Foster's that would include provisions permitting termination of the transaction if the Company received a superior proposal from a third party.

  Later on August 15, 2000, Messrs. Bonderman, Coulter and Price met with Messrs. Bobeff, Kunkel and Davis. Mr. Bonderman indicated that the Company and the Texas Pacific Group would be prepared to consider a transaction in the range of $57.00 per Share if the transaction included customary provisions permitting termination following receipt by the Company of a superior proposal from a third party.

  On August 16, 2000, Mr. Coulter met with Messrs. Bobeff and Davis. Mr. Bobeff reported that he and the other Foster's representatives were prepared to recommend to Foster's Board that Foster's offer $55.75 per Share in cash in a transaction containing customary provisions permitting termination following receipt by the Company of a superior proposal from a third party and payment of a termination fee, subject to completion of Foster's due diligence review and negotiation of satisfactory documentation. The proposal included a provision under which the Texas Pacific Group, and members of the Company Board and senior management would enter into an agreement with Foster's to tender their shares in the Offer unless the Company terminated the merger agreement to accept a superior proposal and a provision that the Texas Pacific Group would share its proceeds in excess of $55.75 per Share from any such superior proposal with Foster's. Mr. Bobeff further indicated that Foster's was interested in further pursuing a transaction with the Company only on an exclusive basis. Mr. Coulter responded that those terms would be communicated to the Company Board.

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  On August 17, 2000, the Company and Foster's entered into an agreement, providing that, for as long as the Company and Foster's were continuing good faith negotiations of a potential transaction through August 28, 2000, the Company and its officers, directors and agents would not solicit or negotiate with respect to an alternative acquisition of the Company.

  During the period between August 17, 2000 and August 28, 2000, Foster's and its financial, legal and accounting advisers continued their due diligence review of the Company and its operations and financial condition and the parties and their legal advisers negotiated the terms of the transaction and the related agreements. In addition, at the request of Foster's, the parties discussed the terms of employment arrangements with the Company's senior executives. The terms of these arrangements are described in Item 3 of this
Schedule 14D-9.

  On August 22, 2000, a meeting of the Company Board was held during which Mr. Klenz reported that Foster's had increased its proposal to $55.75 per Share. During that meeting, the members of the Company Board reviewed the proposed terms of the Transaction Agreements with representatives of Goldman, Sachs & Co. and Pillsbury Madison & Sutro LLP. The members of the Company Board also were further advised of their fiduciary duties by Pillsbury Madison & Sutro LLP.

  On August 28, 2000, a special meeting of the Company Board was held in which representatives of Goldman, Sachs & Co. and Pillsbury Madison & Sutro LLP, the Company's outside counsel, participated. At that meeting, Goldman, Sachs & Co. presented its valuation analyses regarding the Company and rendered an opinion to the Company Board to the effect that as of August 28, 2000 the consideration of $55.75 per Share proposed to be paid in cash by Foster's was fair to the holders of Shares from a financial point of view. Following discussions with Goldman, Sachs & Co. and counsel, the Company Board approved the proposed transaction with Foster's. Later on August 28, 2000, the Company and Foster's executed and delivered the Merger Agreement and the Texas Pacific Group and members of the Company Board and Senior Management entered into the Tender Agreement.

  On August 28, 2000, the Company publicly announced that it had entered into a Merger Agreement and that the Texas Pacific Group and members of the Company Board and its senior management had entered into the Tender Agreement. The Offer was formally commenced on September 1, 2000.

  For additional information regarding the background of the Offer, see
Section 11 in the Offer to Purchase which is attached as Exhibit (a)(1) to the Schedule TO.

Reasons for the Company Board's Recommendations; Factors Considered

  In approving the Transaction Agreements and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, approve the Merger and adopt the Merger Agreement, the Board of Directors considered a number of factors including:

    1. The historical market prices, price to earnings ratios, ratios of market price to earnings before interest, taxes, depreciation and amortization and other similar ratios, recent trading activity in, and trading range of the shares of Class B Common Stock, and particularly the fact that the Offer Price represents (i) a premium of approximately 28.2% over the $43.50 closing price of the shares of Class B Common Stock on The Nasdaq National Market ("NASDAQ") on August 25, 2000, the last full trading day prior to the announcement of the execution of the Merger Agreement, and
  (ii) a premium of approximately 45.6% over the $38.30 one year average closing price of the Class B Common Stock on NASDAQ during the period ending August 25, 2000. In addition, the Company Board considered that the Offer Price would be payable in cash, thus eliminating any uncertainties involving the value of the consideration to be received by holders of Shares, but subjecting most holders of Shares to taxation on any gain..

    2. The financial condition, results of operations, cash flows, business and prospects of the Company, including the Company's prospects as an independent company in light of increased competition levels in the wine industry.

    3. The fairness opinion of Goldman, Sachs & Co., dated as of August 28, 2000, to the effect that, as of such date, the consideration to be received by the holders of the Shares in the Offer and Merger is fair from a financial point of view to such holders, as well as the valuation analyses performed by Goldman, Sachs & Co. and presented to the Company Board at its meeting on August 28, 2000. The full text of the written opinion, dated as of August 28, 2000, of Goldman, Sachs & Co., which sets forth the assumptions made, matters considered and limitations on the review undertaken by Goldman, Sachs & Co. in rendering its opinion, is attached to this Statement and is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully and in its entirety.

    4. The results of discussions with certain other participants in the wine industry with respect to possible business combinations involving the Company, which although they did not lead to firm offers to participate in a transaction, produced indications of interest for transactions which were not cash sale transactions and which the Company Board concluded, with the assistance of its financial advisor, Goldman, Sachs & Co., would not provide value to the holders of Shares equivalent to the Offer Price.

    5. The fact that the Offer and the Merger provide for a prompt cash tender offer for all of the Shares to be followed by the Merger at the same per Share consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction.

    6. The financial strength of Foster's and the fact that Foster's and Purchaser's obligations under the Offer are not subject to any financing condition.

    7. The limited ability of Foster's or the Purchaser to terminate the Offer or the Merger Agreement, and the limited conditions to Purchaser's obligation to purchase Shares in the Offer.

    8. The fact that, while prohibiting the Company from actively soliciting a competing proposal with respect to an alternative Acquisition Transaction (as defined in the Merger Agreement) involving the Company, the Merger Agreement permits the Company and its representatives to, subject to certain limitations, (i) furnish information to a third party who has submitted a bona fide unsolicited proposal with respect to an Acquisition Transaction, and (ii) participate in discussions or negotiations with such third party concerning an unsolicited proposal with respect to an Acquisition Transaction, if in each case (A) the Company Board determines in its good faith judgment, taking into account the advice of its financial advisor and outside counsel that such third party proposal is or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement), and (B) the Company Board determines, in its good faith judgment, taking into account the advice of outside counsel, that failing to take such action would breach the fiduciary duties of the Company Board to the Company's stockholders under applicable law.

    9. The fact that, pursuant to the Merger Agreement, the Company Board has the right, prior to the acceptance for payment of Shares by Purchaser pursuant to the Offer, to terminate the Merger Agreement in order to accept a Superior Proposal, if (i) the Board of Directors has determined, after consultation with its financial advisor and outside counsel, that it is required to accept such proposal because such failure to do so would violate its fiduciary duties under applicable law, (ii) the Company gives Foster's four business days advance notice of the Company's intention to accept such Superior Proposal, (iii) during such four business days, the Company engages in good faith negotiations with Foster's with respect to such changes as Foster's may propose to the terms of the Merger and the Merger Agreement, (iv) Foster's does not make prior to such termination by the Company a definitive, binding offer which the Board of Directors determines is at least as favorable to the Company's stockholders as such Superior Proposal and (v) the Company, prior to or concurrently with termination, pays to Foster's a $53.7 million termination fee.

    10. The fact that the Selling Stockholders have entered into the Tender Agreement pursuant to which, among other things, such Selling Stockholders have agreed to tender approximately 55% of the Shares (on a fully diluted basis).

  The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Company Board. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

  The Company Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a significant premium over the price at which the shares of Class B Common Stock were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for the Company's stockholders to participate in the future growth and profits of the Company. The Board of Directors believes that the loss of opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer Price of $55.75 per Share.

  (c) Intent to Tender. Pursuant to the Tender Agreement, the Selling Stockholders have agreed to (i) tender all Shares held of record or beneficially by them pursuant to the Offer, and (ii) vote all Shares held of record or beneficially by them for the adoption of the Merger Agreement and in favor of the transactions contemplated thereby and against any Adverse Proposal (as defined in the Tender Agreement). A more detailed summary of the provisions of the Tender Agreement is contained in Section 12 of the Offer to Purchase which is attached as Exhibit (a)(1) of the Schedule TO and is incorporated herein by reference. The Company has been advised, and has informed Foster's, that each of its directors and executive officers intends to tender pursuant to the Offer all Shares owned of record and beneficially by him or her.

Item 5. Person/Assets, Retained, Employed, Compensated Or Used.

  Goldman, Sachs & Co. Pursuant to an engagement letter dated January 26, 2000, the Company formalized its engagement of Goldman, Sachs & Co. to act as its financial advisor in connection with one or more possible transactions, including a possible acquisition by the Company or a sale of all or a portion of the Company. The Company Board retained Goldman, Sachs & Co. based upon Goldman, Sachs & Co.'s qualifications, experience, reputation and expertise. Goldman, Sachs & Co. is a nationally recognized investment banking and financial advisory firm. As part of its investment banking and financial advisory business, Goldman, Sachs & Co. is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities of the Company or Foster's for its own account and for the accounts of customers. Goldman, Sachs & Co. may provide investment banking services to Foster's and its subsidiaries in the future.

  Pursuant to the aforementioned engagement letter, the Company paid Goldman, Sachs & Co. an initial fee of $125,000 on July 1, 2000. Upon completion of the Merger, Goldman, Sachs & Co. will be entitled to an additional fee of approximately $10,600,000. The Company also has agreed to reimburse Goldman, Sachs & Co. for its reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, and any sales, use or similar taxes, arising in connection with its engagement by the Company. The Company also has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including certain liabilities arising under Federal securities laws, incurred in connection with its engagement by the Company.

  TPG GenPar L.P. On August 28, 2000, the Company formalized its engagement of TPG GenPar to provide investment banking and financial advisory services to the Company in connection with the Offer and the Merger. In the course of its engagement, TPG GenPar provided the Company with structuring and financial advice regarding the proposed transaction with Foster's and assisted the Company in the negotiation of the terms of the Transaction Agreements. For more information regarding the Company's engagement of TPG GenPar, see Item 3 of this Schedule 14D-9.

  Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6. Interest In Securities of the Company.

  No transactions in the Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company other than in the ordinary course of business in connection with the Company's employee benefit plans.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as set forth in this Statement and the Offer to Purchase, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

  (a) Section 14(f) Information Statement. The Information Statement attached at Annex B hereto is being furnished in connection with the possible designation by Foster's, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

  (b) As the Company is a Delaware corporation, the anti-takeover provisions of Section 203 of the DGCL by their terms apply to the approval of the Offer and the Merger. A description of these provisions and their applicability to the approval of the Offer and the Merger is contained in the Offer to Purchase (which is attached as Exhibit (a)(1) to the Schedule TO and incorporated herein by reference). At its meeting held on August 28, 2000, the Company Board approved the Merger Agreement and the transactions contemplated thereby, which approval rendered Section 203 of the DGCL inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

  (c) For a description of the appraisal rights applicable to the Merger (such rights not being applicable to the Offer), see the Offer to Purchase (which is included as Exhibit (a)(1) to the Schedule TO and incorporated herein by reference).

  (d) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO and are incorporated herein by reference.

Item 9. Exhibits.

  The following Exhibits are filed herewith:

   Exhibit No.                            Description
   -----------                            -----------
     (a)(1)    Letter to Stockholders of the Company, dated September 1, 2000.

     (a)(2) Opinion of Goldman, Sachs & Co., dated August 28, 2000 (included as Annex A to this Statement).

     (a)(3)    Press Release issued by the Company on August 28, 2000
               (incorporated by reference to the Schedule 14D-9C filed by the Company on August 28, 2000).

     (e)(1)    Agreement and Plan of Merger, dated as of August 28, 2000, among
               Foster's, the Purchaser and the Company.

     (e)(2)    Tender, Voting and Option Agreement, dated as of August 28,
               2000, by and among the Company, Purchaser and Foster's.

     (e)(3)    Fee Agreement, dated as of August 28, 2000, between TPG GenPar,
               L.P. and the Company.

     (e)(4)    Form of Employment Agreement.

     (e)(5)    The Information Statement of the Company, dated September 1,
               2000 (included as Annex B to this Statement).

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          Beringer Wine Estates Holdings, Inc.

                                                    /s/ Walter T. Klenz
                                          By: _________________________________
                                             Name: Walter T. Klenz
                                             Title: President, Chief Executive
                                                    Officer and Chairman of
                                                    the Board

Dated: September 1, 2000

                                                                        ANNEX A

                                                                August 28, 2000

PERSONAL AND CONFIDENTIAL

August 28, 2000

Board of Directors
Beringer Wine Estates Holdings, Inc.
610 Airpark Drive
Napa, CA 94558

Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Company Class A Shares"), and Class B Common Stock, par value $0.01 per share (the "Company Class B Shares" and, together with the Company Class A Shares, the "Company Shares"), of Beringer Wine Estates Holdings, Inc. (the "Company") of the $55.75 per Company Share in cash proposed to be paid by Purchaser (as defined below) in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of August 28, 2000, among Foster's Brewing Group Limited ("Parent"), Bordeaux Acquisition Corp., an indirect wholly-owned subsidiary of Parent ("Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Company Shares (the "Tender Offer") pursuant to which Purchaser will pay $55.75 per Company Share in cash for each Company Share accepted. The Agreement further provides that following completion of the Tender Offer, Purchaser will be merged into the Company (the "Merger") and each outstanding Company Share (other than Company Shares already owned by Purchaser) will be converted into the right to receive $55.75 in cash.

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as lead managing underwriter of an initial public offering of Company Class B Shares in October 1997 and having acted as its financial advisor in connection with the transactions contemplated by the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers. Goldman, Sachs & Co. may provide investment banking services to Parent and its subsidiaries in the future.

  In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the two fiscal years ended June 30, 1999, and the August 21, 2000 draft of the Annual Report on Form 10-K of the Company for the fiscal year ended June 30, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Company Class B Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the wine industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Tender Offer, or, if applicable, how any holder of Company Shares should vote with respect to the Merger.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $55.75 in cash to be received by the holders of Company Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

                                          Very truly yours,


                                          /s/ Goldman, Sachs & Co.
                                          -------------------------------------
                                          (Goldman, Sachs & Co.)

                                                                        ANNEX B

                     BERINGER WINE ESTATES HOLDINGS, INC.
                               610 AIRPARK ROAD
                            NAPA, CALIFORNIA 94558
                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about September 1, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Beringer Wine Estates Holdings, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Foster's Brewing Group Limited ("Foster's"), a corporation formed under the laws of the State of South Australia, Commonwealth of Australia, to a majority of seats on the Board of Directors (the "Board of Directors") of the Company. On August 28, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Foster's and Bordeaux Acquisition Corp. ("Purchaser"), a corporation formed under the laws of the State of Delaware and an indirect wholly-owned subsidiary of Foster's, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of Class A common stock, par value $.01 per share, of the Company (the "Class A Common Stock") and the Class B common stock, par value $.01 per share, of the Company (the "Class B Common Stock", and together with the Class A Common Stock, the "Shares"), at a price per Share of $55.75, net to the seller in cash, without interest thereon, prorated for fractional shares (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated September 1, 2000, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Foster's with the United States Securities and Exchange Commission (the "Commission") on September 1, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect wholly-owned subsidiary of Foster's. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Foster's, Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who do not tender their Shares in the Offer and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $55.75 in cash or any greater amount per Share paid pursuant to the Offer.

  The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Commission on September 1, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Foster's, Purchaser or Foster's Designees (as defined herein) has been provided by Foster's. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Pursuant to the Merger Agreement, Purchaser commenced the Offer on Friday, September 1, 2000. The Offer is scheduled to expire at 12:00 p.m. Midnight, New York City time, on Friday, September 29, 2000, unless extended by Purchaser.

                                    GENERAL

  The Class A Common Stock and the Class B Common Stock are the only classes of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. Each share of Class A Common Stock is entitled to 20 votes. Each share of Class B Common Stock is entitled to one vote. Upon any transfer of a share of Class A Common Stock, such share will become a share of Class B Common Stock with one vote. As of August 28, 2000 there were 1,337,962 shares of Class A Common Stock and 18,439,214 shares of Class B Common Stock outstanding, of which Foster's and Purchaser own no shares.

             RIGHTS TO DESIGNATE DIRECTORS AND FOSTER'S DESIGNEES

  The Company Board of Directors. The Merger Agreement provides that, if requested by Foster's, following (a) the purchase by Purchaser of any Shares pursuant to the Offer and thereafter (b) the purchase of Shares pursuant to the Tender Agreement, and from time to time thereafter as Shares are acquired by Purchaser, Foster's shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") as will give Foster's, subject to the compliance with Section 14(f) of the Exchange Act, representation on the Company Directors equal to at least that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Foster's or any affiliate of Foster's (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding. At such times, if requested by Foster's, the Company will also cause each committee of the Company Board to include persons designated by Foster's constituting the same percentage of each such committee as Foster's designees are of the Company Board. The Company shall, upon request by Foster's, promptly increase the size of the Company Board or use its best efforts to secure the resignations of such number of directors as is necessary to enable Foster's designees to be elected to the Company Board and shall cause Foster's designees to be so elected. However, even if the Foster's designees are appointed or elected to the Company Board, until the Effective Time, the Company Board shall include at least three directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the Federal securities laws) of Foster's (the "Independent Directors").

Name, Age, Principal Occupation and Employment History

  Foster's has informed the Company that it will choose the Foster's designees from the individuals shown in the table below to serve on the Company Board ("Foster's Designees"). Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Foster's Designees currently is a director of, or holds any position with, the Company. To Foster's knowledge, except as set forth below and in the Offer to Purchase, none of the Foster's Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of Australia and the business address of each person is c/o Foster's Brewing Group Limited, 77 Southbank Boulevard, Southbank, Victoria, Australia 3006 unless otherwise noted.

Name                        Age Principal Occupation or Occupations
----                        --- -----------------------------------
Edward Thomas Kunkel....... 57  Mr. Kunkel has been President and Chief
                                Executive Officer of Foster's for the past five
                                years.

Peter Athanas Bobeff....... 59  Mr. Bobeff has served as the Senior Vice
                                President of Commercial Affairs of Foster's
                                since 1992.

Nuno Alvares D'Aquino...... 59  Mr. D'Aquino was the Managing Director of
                                Carlton & United Breweries Limited, a subsidiary
                                of Foster's ("CUB") from 1995 through April
                                2000. Mr. D'Aquino has served as Deputy Chief
                                Executive Officer of Foster's since April 2000.

Terry James Davis.......... 42  Mr. Davis was the Managing Director of
                                Cellarmaster Pty Ltd. (located at Level 25, 500
                                Oxford, Bondi Junction, NWSW Australia 2022)
                                from 1987 through 1997. After this time, he
                                became the Chief Operating Officer of Global
                                Wine Clubs, Mildara Blass Limited, a subsidiary
                                of Foster's (located at 170 Bridport St., Albert
                                Park, Victoria, Australia). Since August 1999,
                                Mr. Davis has been Managing Director of Mildara
                                Blass Limited.

James Stephen King......... 48  Mr. King was the President of Kraft General
                                Foods (Asia) Ltd. (located at 157F One Pacific
                                Place, 88 Queensway, Hong Kong) from 1991
                                through 1996. Mr. King was the Managing Director
                                of Foster's Asia from 1997 through March 2000.
                                Mr. King has been Managing Director of CUB since
                                March 2000.

Trevor Louis O'Hoy......... 45  Mr. O'Hoy was the Vice President of Lead
                                Enterprise of Foster's from 1995 through 1997
                                and the Vice President of Strategy and
                                Development from January 1997 until August 1997.
                                He has served as Foster's Chief Financial
                                Officer since that time.

Richard W. Scully.......... 54  Mr. Scully was an Executive Director of Courage
                                Breweries (located in Staines, England) from
                                1990 through 1995. From January 1996, Mr. Scully
                                has served as a Senior Vice President of
                                Foster's International. He is currently the
                                Managing Director of Foster's Brewing
                                International since 1996. He is a citizen of the
                                United States of America.

Name                       Age Principal Occupation or Occupations
----                       --- -----------------------------------
Robert Graeme              58  Mr. Willersdorf has been with Foster's since
 Willersdorf.............      1984 and serves as a Senior Vice President.

Francis Joseph Swan......  59  Mr. Swan is Chairman of the Board and has served as a Director of Foster's since 1996. In
                               addition, he has served as a Director of both
                               Commonwealth Bank of Australia Limited (located
                               at 48 Martin Place, Sydney NSW, Australia) and
                               National Foods Limited (located at Queens Road,
                               Melbourne, Victoria, Australia) since 1997. He
                               has also served as the Managing Director of
                               Global Beverages of Cadbury Schweppes, p.l.c.
                               (located at 25 Barkbray Square, London WIX 64T,
                               UK) since 1996.

Margaret Lyndsey           52  Ms. Cattermole is the Chief Executive Officer of
 Cattermole..............      Aspect Computing Pty Ltd. (located at 551
                               Glenferrie Road, Hawthorne, Australia 3122) and
                               has served as Managing Director of Aspect since
                               1974. She has served as a Director of Foster's
                               since 1999.

Geoffrey Arthur Cohen....  66  Mr. Cohen is a self-employed chartered accountant. His business address is Level 30, 35
                               Guerris St., Melbourne, Australia. He has served
                               as a Director of Foster's since 1991.

Brian Healey.............  66  Mr. Healey has been self-employed as a principal of Brian Healey & Associates (located at Level
                               3, 578 St. Kinda Road, Melbourne, Australia
                               3004) for the previous five years. He has served
                               as a Director of Foster's since 1993. He is also
                               Chairman of Portfolio Partners Limited, Biota
                               Holdings Limited and Centro Properties Limited
                               and a Director of ICI Australia Limited, AWA
                               Limited and Norwich Union Australia Limited.

Graeme William McGregor..  61  Mr. McGregor held senior finance roles for BHP
                               Co. Ltd. until 1999 including the Executive
                               Director of Finance (located at 600 Bourke
                               Street, Melbourne, Australia) from 1956 through
                               1999. He has also served as a Director of both
                               Santos Limited (located at King William Street,
                               Adelaide, Australia) and Were Securities Limited
                               (located at 101 Collins Street, Melbourne,
                               Australia) since 1999 and a Director of Nufarm
                               Limited (located at Farm Road, Laverton North,
                               Australia) since January of this year.
                               Mr. McGregor's business address is 65 Park Road,
                               Middle Park, Victoria Australia, 3206. He has served as a Director of Foster's since 1999.

                                STOCK OWNERSHIP

Security Ownership Of Certain Beneficial Owners and Management

  The following table sets forth certain information as of August 22, 2000 with respect to the beneficial ownership of the outstanding shares of Class A Common Stock and Class B Common Stock by (i) all persons owning of record, or beneficially to the knowledge of the Company, more than five percent of the outstanding shares of any class, (ii) each director and named executive officer of the Company individually, and (iii) all directors and executive officers of the Company as a group.

                                                               Shares of
                                                              Common Stock
                                                          --------------------
                                                          Beneficially Percent
Name                                                         Owned      Owned
----                                                      ------------ -------
Walter T. Klenz..........................................     182,010    **
Robert E. Steinhauer.....................................      81,813    **
Edward B. Sbragia........................................      94,205    **
Peter F. Scott...........................................      61,101    **
James W. Watkins.........................................      27,000    **
Richard L. Adams.........................................       2,746    **
David Bonderman..........................................  *9,542,007   46.71%
Randy Christofferson.....................................       6,264    **
James G. Coulter.........................................  *9,542,007   46.71%
Timm F. Crull............................................     158,099    **
William A. Franke........................................       3,144    **
E. Michael Moone.........................................     526,938    2.58%
William S. Price III.....................................  *9,542,007   46.71%
Jesse Rogers.............................................      25,109    **
George A. Vare...........................................     207,840    1.02%
Texas Pacific Group and its related entities.............   9,542,007   46.71%
All directors and executive officers as group included
 those named above.......................................  11,236,061   55.00%
Wellington Management Company, LLC.......................   1,480,800    7.25%
Capital Research & Management............................   1,479,600    7.24%

--------
* Denotes stock owned by TPG Partners, L.P. and three of its related limited partnerships ("TPG"). Mr. Bonderman, Mr. Coulter and Mr. Price are officers of TPG Advisors, Inc., which ultimately controls TPG. Each of them disclaims beneficial ownership of Shares except to the extent of their respective proportionate interest in each entity. TPG maintains an office of 301 Commerce Street, Suite 3300, Fort Worth, Texas 76120.

** owns less than 1%.

                              BOARD OF DIRECTORS

Terms of Directors

  The directors are elected to serve one-year terms at each annual meeting.

Directors and Executive Officers

  The directors and executive officers of the Company are as follows:

Name                           Age Position
----                           --- --------
Walter T. Klenz............... 55  President, Chief Executive Officer and
                                   Chairman of the Board of Directors
Richard L. Adams.............. 49  Director
David Bonderman............... 57  Director
Randy Christofferson.......... 43  Director
James G. Coulter.............. 40  Director
Timm F. Crull................. 69  Director
William A. Franke............. 63  Director
E. Michael Moone.............. 60  Director
William S. Price III.......... 44  Director
Jesse Rogers.................. 43  Director
George A. Vare................ 63  Director
Peter F. Scott................ 47  Executive Vice President, Chief Financial and
                                   Administrative Officer
James W. Watkins.............. 44  Executive Vice President, Chief Operating
                                   Officer
Robert E. Steinhauer.......... 59  Senior Vice President, Vineyard Operations
Edward B. Sbragia............. 51  Senior Vice President, Winemaster
Thomas W. Peterson............ 48  Vice President, Sonoma Operations and
                                   Winemaking
Douglas W. Roberts............ 48  Vice President, General Counsel and Secretary
Ben Lawrence.................. 43  Vice President, Human Resources
Janelle E. Thompson........... 51  Vice President, Marketing and Hospitality
Richard G. Carter............. 56  Vice President, Sales
Martin L. Foster.............. 54  Vice President, Investor Relations
A. Tor Kenward................ 52  Vice President, Winery Communications
Douglas A. Walker............. 44  Vice President, Corporate Planning
Lloyd P. Chasey............... 45  Vice President, Finance and Controller

  Walter T. Klenz has been a director since January 1996 and became Chairman of the Board in August 1997. Mr. Klenz joined the Company in 1976 as director of marketing for the Beringer brand, and has served as the Company's President and Chief Executive Officer since 1990. From 1984 until 1990, he served as Senior Vice President, Finance and Operations.

  Mr. Adams has been a director since January 1996. Mr. Adams is partner of the law firm Worsham, Forsythe & Wooldridge, L.L.P. He has been employed by that firm since 1978.

  Mr. Bonderman has been a director since January 1996. Mr. Bonderman is a principal of the Texas Pacific Group, a firm he co-founded in 1992. He currently serves on the Boards of Directors of Continental Airlines, Inc.; Co-Star Realty Information Group; Denbury Resources, Inc.; Bell & Howell Company; Ducati Motor Holdings, S.p.A.; Magellan Health Services, Inc.; ON Semiconductor Corporation; Oxford Health Plans, Inc.; Paradyne Networks, Inc.; Rynair, Ltd. and Washington Mutual, Inc.

  Mr. Christofferson has been a director since January 1996. Mr.
Christofferson has been Chief Executive Officer of Walker Digital since 1999. He served as President of First USA Bank from 1995 until 1999, and from

1990 to 1995 held various positions in the travel and related service business of American Express. He currently serves on the Board of Directors of Walker Digital; Atlantis Interactive; Level Three Systems; Monogram Credit Card Services; Pulse; Pureskill; Retail DNA; and Secret Options.

  Mr. Coulter has been a director since January 1996. Mr. Coulter served as Co-Chairman of the Board from January 1996 to August 1997. Mr. Coulter is a principal of the Texas Pacific Group, a firm he co-founded in 1992. Mr. Coulter currently serves on the Boards of Directors of J. Crew Group, Inc.; Oxford Health Plans, Inc.; Ltd.; Northwest Airlines Corporation; Genesis Health Ventures, Inc.; and Globespan, Inc.

  Mr. Crull has been a director since January 1996. Mr. Crull was Chairman of the Board of Nestle USA from 1991 to 1994, and is currently a member of the Boards of Directors of Hallmark Cards; and Smart & Final Inc.

  Mr. Franke has been a director since January 1996. Mr. Franke has been Chairman, President and Chief Executive Officer of America West Holdings Corporation and since 1992 has been Chairman of the Board of its principal subsidiary, America West Airlines, Inc. He served as America West's Chief Executive Officer from 1993 to 1997, and resumed these duties in 1999. Mr. Franke is the owner and president of Franke & Company, Inc., a financial advisory firm, and a managing partner of Newbridge Latin America, L.P., a private equity investment fund. He is also a director of ON Semiconductor Corporation; Phelps Dodge Corporation, a major mining and manufacturing company; and AerFi Group, p1c., an entity involved in aircraft financing and leasing.

  Mr. Moone has been a director since January 1996. Mr. Moone has been Chairman of Napa Valley Kitchens in St. Helena, California, Chairman of Luna Vineyards in Napa, California and Chairman and a managing partner of Silverado Equity Partners, L.P. ("Silverado Partners") since 1995. From 1990 to 1992, Mr. Moone served as President and Chief Executive Officer of Stouffer Foods Corporation, where he also served as President of Nestle Frozen Food Company. He is currently a member of the Board of Directors of Ruiz Mexican Foods, Inc.

  Mr. Price has been a director since January 1996. Mr. Price served as Co-Chairman of the Board from January 1996 to August 1997. Mr. Price is a principal of the Texas Pacific Group, a firm he co-founded in 1992. Mr. Price currently serves on the Boards of Directors of Aerfi Group, plc.; ATG Group, Inc.; Bally Management Ltd.; Continental Airlines, Inc.; DoveBid, Inc.; Belden & Blake Corporation; Del Monte Foods Company; Denbury Resources, Inc.; Gemplus SA; Landis & Gyr Communications SA; FirstWorld Communications, Inc.; Punch p1c.; and Zilog, Inc. Mr. Price is also an officer of Newbridge Investment Partners.

  Mr. Rogers has been a director since January 1996. Mr. Rogers is a founder and Managing Director of Golden Gate Capital, a private equity investment firm. Previously he was a senior partner of Bain & Company, the international strategic consulting firm. He is currently a member of the Boards of Directors of Bain & Company, Inc.; Ruiz Food Products, Inc.; and the United Way of the Bay Area.

  Mr. Vare has been a director since January 1996. Mr. Vare has been President of Luna Vineyards and a managing partner of Silverado Partners since 1995. From 1991 to 1994, Mr. Vare was President and Chief Executive Officer of the Henry Wine Group, then the fourth largest California wine wholesaler.

  Peter F. Scott joined the Company in June 1997 as the Company's Senior Vice President, Finance and Operations and Chief Financial Officer. Mr. Scott was promoted to Executive Vice President, Chief Financial and Administrative officer in August 1999. He served as Chief Financial Officer of Kendall-Jackson Winery, Ltd. from 1990 until he joined the Company.

  James W. Watkins joined the Company in August 1999 as the Company's Executive Vice President, Chief Operating Officer. From 1997 to 1999 he served as Senior Vice President of North America Marketing at Burger King Corporation and from 1994 to 1997 he served as Vice President and General Manager of Colgate's Hill's Pet Nutrition Division.

  Robert E. Steinhauer joined the Company in 1979 and has served as the Company's Senior Vice President, Vineyard Operations since 1989.

  Edward B. Sbragia joined the Company in 1976 and has served as the Company's Senior Vice President, Winemaster since 1989.

  Thomas W. Peterson joined the Company in 1986 and has served as the Company's Vice President, Sonoma Operations and Winemaking since 1996.

  Douglas W. Roberts joined the Company in 1976 and has served as the Company's Secretary since 1990. He was appointed Vice President, General Counsel in 1997.

  Ben Lawrence joined the Company in 2000 as the Company's Vice President, Human Resources. From 1991 to January 2000, he was employed by the Clorox Company, and most recently held the position of Vice President, International Human Resources.

  Janelle E. Thompson joined the Company in 1982 and has served as the Company's Vice President, Marketing and Hospitality since 1987.

  Richard G. Carter joined the Company in 1975 and has served as the Company's Vice President, Sales since 1984.

  Martin L. Foster joined the Company in 1992 as Vice President, Treasurer. In 1997 he assumed executive responsibility for Investor Relations.

  A. Tor Kenward joined the Company in 1977 and has served as the Company's Vice President, Winery Communications since 1986.

  Douglas A. Walker joined the Company in 1996 as the Company's Vice President, Corporate Planning. From 1993 to 1996, he served as the President of Chateau St. Jean winery.

  Lloyd P. Chasey joined the Company in 2000 as the Company's Vice President, Finance and Controller. From 1982 to 2000, he was employed by the Clorox Company, and most recently held the position of Vice President, Financial Reporting & Systems.

 Director Compensation

  Each director (except Walter T. Klenz, who is an employee) receives $2,500 for each Company Board meeting attended. Directors had been allowed to elect to receive this compensation in cash, in shares of the Company's Class B Common Stock or 50% in cash and 50% in stock. The program whereby the directors were allowed to receive stock of the Company as compensation for attending meetings of the Company Board was voluntarily suspended by the Company Board at a meeting held on August 22, 2000. All eligible directors currently elect to receive all the Board meeting compensation in cash. Company Board members are also paid $1,000 for each committee meeting they attend. Company Board members are reimbursed for travel expenses to the meetings. They also each receive ten cases of the Company's wines each year. Employee directors are not eligible for any additional compensation for service on the Company Board or its committees.

 Meetings of the Company Board in 2000

  The Company Board met four times during fiscal 2000.

 Committees of the Company Board in 2000

  Executive Committee. This committee exercises the authority of the Company Board during intervals between Company Board meetings. This committee held three meetings in fiscal 2000.

  Audit Committee. This committee assures that credibility of the Company's financial reporting by providing oversight of the Company's financial reporting process and the Company's internal controls. The Audit Committee operates pursuant to a charter approved by the Company Board. The Audit Committee reports on its activities to the Company Board. This committee held seven meetings in fiscal 2000.

  Compensation Committee. This committee reviews the compensation of the CEO and senior management, as well as the Company's general employee compensation and benefits policies and practices. They approve the goals for the Company's incentive plans and they monitor results against those goals. This committee held three meetings in fiscal 2000.

  Nominating Committee. This committee identifies individuals with the experience, judgment and skills to become Company Board members. It recommends to the Company Board and the Company's stockholders the slate of directors for nomination and election each year. This committee did not formally meet in fiscal 2000.

                       BOARD COMMITTEE MEMBERSHIP ROSTER
                             (as of June 30, 2000)

Name                                     Executive Audit Compensation Nominating
----                                     --------- ----- ------------ ----------
Richard L. Adams........................              X
David Bonderman.........................                                   X
Randy Christofferson....................              X
James G. Coulter........................     X*               X*          X*
Timm F. Crull...........................                       X
William A. Franke.......................
Walter T. Klenz.........................      X
E. Michael Moone........................      X                X           X
William S. Price III....................      X
Jesse Rogers............................                       X
George A. Vare..........................             X*

--------
*  Denotes Chairman of the committee.

Section 16(a) Beneficial Ownership Reporting Compliance

  To the Company's knowledge based on review of copies of such forms furnished to the Company and written representations, all Forms 3, 4, and 5 required by
Section 16(a) of the Securities Exchange Act have been timely filed with respect to the most recently concluded fiscal year.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

  The following table sets forth the cash compensation paid by the Company in Fiscal Years 1998-2000 as well as certain other compensation paid, awarded or accrued for those years to the Company's Chief Executive Officer and the other four highest-paid executive officers (the "named executive officers") during the 2000 fiscal year.

                                                                Long-Term Compensation
                                                             -----------------------------
                                   Annual Compensation              Awards         Payouts
                              ------------------------------ --------------------- -------
                                                Other Annual Restricted Securities  LTIP    All Other
Name and Principal              Base    Bonus   Compensation   Stock    Underlying Payouts Compensation
Position                 Year  Salary    (2)        (3)        Awards    Options     ($)       (1)
------------------       ---- -------- -------- ------------ ---------- ---------- ------- ------------
Walter T. Klenz......... 2000 $400,000 $253,460                   0       25,000       0     $25,429
 President, Chief        1999 $380,000 $462,500                   0       45,000       0     $28,128
 Executive Officer and   1998 $350,000 $ 97,500                   0       68,000       0     $26,113
 Chairman of the Board
 of Directors

Peter F. Scott.......... 2000 $325,000 $ 83,100                   0       12,000       0     $13,739
 Executive Vice-         1999 $235,833 $217,000                   0       12,000       0     $19,116
 President Chief         1998 $225,000 $ 20,000                   0       24,000             $10,782
 Financial and
 Administrative Officer

Edward B. Sbragia....... 2000 $275,000 $ 96,200                   0       11,000       0     $10,804
 Senior Vice-President   1999 $240,000 $115,000                   0       12,000       0     $16,275
 and Winemaster          1998 $225,000 $ 34,650                   0       24,000       0     $15,946

James W. Watkins (4).... 2000 $266,042 $100,000   $73,252         0      135,000       0         --
 Executive Vice          1999      --       --                    0          --        0         --
 President Chief         1998      --       --                    0          --        0         --
 Operating Officer

Robert E. Steinhauer.... 2000 $234,513 $ 72,800                   0        9,000       0     $ 9,604
 Senior Vice-President   1999 $212,000 $103,000                   0       12,000       0     $11,360
 Vineyard Operations     1998 $200,000 $ 31,500                   0       24,000       0     $14,145

--------
(1) These amounts represent matching contributions made by Beringer Wine Estates Company under its 401-K, Executive Savings Plan, Executive Deferred Compensation Plans plus the basic and special contributions to the 401-K Plan.

(2) The bonus paid in fiscal 1998 was for the six month period beginning January 1, 1997 and ending June 30, 1997. The period was changed in connection with the change from a calendar year to a fiscal year ending June 30.

(3) The Other Annual Compensation that Mr. Watkins received was for moving expenses in connection with accepting his position with Beringer Wine Estates Company.

(4) Mr. Watkins joined Beringer Wine Estates Company in September 1999.

  The following table presents additional information concerning the option awards shown in the Summary Compensation Table for fiscal year 2000. These options to purchase Class B Common Stock were granted to the named executive officers under the 1996 Stock Option Plan.

                         OPTION GRANTS IN FISCAL 2000

                                        Individual Grants
                         -----------------------------------------------
                                         Percent of                       Potential Realizable
                           Securities      Total                            Value at Assumed
                           Underlying     Options                        Annual Rates of Stock
                         Options Granted Granted to Exercise             Price Appreciation for
                               (2)       Employees   of Base                Option Term (1)
                         --------------- in Fiscal    Price   Expiration ----------------------
          Name                   Number     Year    ($/share)    Date        5%         10%
          ----            Date   ------- ---------- --------- ---------- ---------- -----------
Walter T. Klenz......... 9/15/99  25,000   4.7909    $40.50    9/15/09   $1,649,250 $ 2,626,250
 President, Chief
 Executive Officer and
 Chairman of the Board
 of Directors
Peter F. Scott.......... 9/15/99  12,000   2.2996    $40.50    9/15/09   $  791,640 $ 1,260,600
 Executive Vice-
 President Chief
 Financial and
 Administrative Officer
Edward B. Sbragia....... 9/15/99  11,000   2.1080    $40.50    9/15/09   $  725,670 $ 1,155,550
 Senior Vice-President
 and Winemaster
James W. Watkins........ 8/11/99 135,000  25.8707    $38.19    8/10/09   $8,398,011 $13,373,100
 Executive Vice-
 President Chief
 Operating Officer
Robert E. Steinhauer.... 9/15/99   9,000   1.7247    $40.50    9/15/09   $  593,730 $   945,450
 Senior Vice-President
 Vineyard Operations

--------
(1) These dollar amounts are not intended to forecast future appreciation of the common stock price. There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% or 10% annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of the shares appreciates over the option term, no value will be realized from the option grants made to the executive officers. Any gain to the executives resulting from common stock appreciation would benefit all stockholders of the common stock.

(2) The option grants to the Named Executive Officers were made at the fair market value at the time of grant. These options are exercisable on the fifth anniversary of the grant, except for those granted to Mr. Watkins, whereby 27,000 shares are exercisable on each of the next five anniversaries of the grant.

                AGGREGATED OPTION EXERCISES AND YEAR-END VALUES

  The following table shows information for the named executive officers, concerning:

    (i) exercises of stock options during 2000; and

    (ii) the amount and values of unexercised stock options as of June 30, 2000.

        Aggregated Option Exercises in 2000 and Year-End Option Values

                           Number of                 Number of Securities      Value of Unexercised
                          Securities                  Underlying Options           In-the-Money
                          Underlying      Value           Granted (#)         Options at Year-End ($)
                            Options     Realized   ------------------------- -------------------------
Name                     Exercised (#)     ($)     Exercisable Unexercisable Exercisable Unexercisable
----                     ------------- ----------- ----------- ------------- ----------- -------------
Walter T. Klenz.........    11,684     $384,788.04   103,930      145,654    $3,670,080   $5,143,480
 President, Chief
 Executive Officer and
 Chairman of the Board
 of Directors

Peter F. Scott..........         0     $      0.00    56,000       82,000    $1,977,528   $2,895,666
 Executive Vice-
 President Chief
 Financial and
 Administrative Officer

Edward B. Sbragia.......         0     $      0.00    57,188       55,186    $2,019,480   $1,948,783
 Senior Vice-President
 and Winemaster

Robert E. Steinhauer....    20,057     $608,373.88    37,131       53,186    $1,311,207   $1,878,157
 Senior Vice-President
 Vineyard Operations

James W. Watkins........         0     $      0.00    27,000      108,000    $  953,451   $3,813,804
 Executive Vice-
 President Chief
 Operating Officer

  Certain Relationships and Related Transactions.

  See Employment/Severance Agreements under Item 3 of the Statement with respect to the continued employment of certain officers with the Company.

Severance Agreements

  We entered into a severance agreement with Ben Lawrence on December 27, 1999. In the event Mr. Lawrence is terminated without cause, or his position is eliminated, within the two years following the starting date of his employment, he is entitled to receive nine months of his then current salary as severance. We entered into a severance agreement with Lloyd Chasey on May 30, 2000. In the event Mr. Chasey is terminated without cause, or his position is eliminated, within the two years following the starting date of his employment, he is entitled to receive twelve months of his then current salary as severance. We entered into a severance agreement with Ivano Reali on March 13, 2000. In the event Mr. Reali is terminated without cause, or his position is eliminated, within the three years following the starting date of his employment, he is entitled to receive one year of his then current salary as severance. If Mr. Reali is terminated without cause following the third anniversary of his starting date, he is entitled to receive six months salary as severance.

Related Party Transactions

  Rutherford Quarry Vineyard, which is owned by a family trust for which Timm Crull is a trustee, has a long-term crop share agreement with Beringer Wine Estates Company, as subsidiary of the Company ("BWEC"). During fiscal 2000 the trust was paid $42,214.51 under this agreement.

  William S. Price III controls Sand Hill L.L.C. This company operates Durrell Vineyards, a well-established and renowned vineyard in the Carneros and Sonoma Valley appellations of Sonoma Valley appellations of Sonoma County, California. In fiscal 1998 Mr. Price's company entered into a multi-year agreement with BWEC to supply grapes from Durrell Vineyards. During fiscal 2000 this company was paid $244,755.89 for these grapes.

  BWEC entered into a warehouse lease agreement in December 1990 with a partnership in which E. Michael Moone and Walter T. Klenz hold interests. BWEC paid this partnership rent expense payments of $1,045,671 in fiscal 2000 and the rent is scheduled to increase in fiscal 2001.

  BWEC sold wine in the amount of $13,990 to America West Airlines in fiscal 2000. William A. Franke is Chairman and Chief Executive Officer of America West Airlines.

  The Company made loans to Walter T. Klenz and Edward G. Sbragia in 1996 to purchase our common and preferred stock. These loans bear interest at the prime rate and are secured by 21,124 and 12,342 shares, respectively, of common stock. These loans were paid in full in fiscal 2000. We made a $300,000 loan to Mr. Watkins on October 15, 1999, payable on October 14, 2005, in connection with our offer of employment. This loan has an interest rate of 5.8% and interest is payable on or about September 15 of each year of the term. The principal balance is forgiven at the rate of $50,000 per year. In the event Mr. Watkins is terminated for cause, the loan is payable in full within 30 days.

                            STOCK PERFORMANCE GRAPH

  The following graph was prepared by Research Data Group, Inc. It shows how an initial investment of $100 in the Company's stock would have compared to an equal investment in the S&P 500 index or in an index of peer group companies. The Company selected Brown Forman Corporation, Canadaigua Brands, Chalone Wine Group LTD, R.H. Phillips Inc. and Robert Mondavi Corporation as its peer group. The graph compares the total cumulative return and assumes all dividends, if any, were reinvested.

               COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
   AMONG BERINGER WINE ESTATES HOLDINGS, INC., S&P 500 INDEX AND PEER GROUP

                        PERFORMANCE GRAPH APPEARS HERE

                             BERINGER
Measurement Period           WINE ESTATES       S&P
(Fiscal Year Covered)        HOLDINGS, INC.     500 INDEX    Peer Group
-------------------          --------------     ---------    ----------
Measurement Pt- 10/29/97     $100               $100         $100
FYE   6/98                   $169.47            $124.66      $108.05
FYE   6/99                   $160.7             $153.03      $114.88
FYE   6/00                   $135.82            $164.12      $ 99.61